UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Second Quarter of Fiscal 2010
     We, LDK Solar Co., Ltd., have reported our unaudited financial results for the second quarter ended June 30, 2010. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights
•	Recorded quarterly revenue of $565.3 million, an increase of 62.7% sequentially and 147.6% year-over-year;

•	Shipped 510.5 megawatts, or MW, of wafers, 73.9 MW of modules in the second quarter;

•	Gross margin for the second quarter 2010 was 18.0%;

•	Net income was $45.0 million, or $0.36 per diluted American depositary share, or ADS, for the second quarter;

•	Increased wafer capacity to 2.3 gigawatts, or GW, in June 2010;

•	Produced a total of approximately 1,200 metric tons, or MT, of polysilicon during the second quarter; and

•	Entered into two solar module supply contracts totaling 35.8 MW during the second quarter.
     Net sales for the second quarter 2010 were $565.3 million, compared to $347.6 million for the first quarter 2010 and $228.3 million for the second quarter 2009.
     Gross profit for the second quarter 2010 was $101.8 million, compared to $54.5 million in the first quarter 2010, and a gross loss of $205.5 million for the second quarter 2009.
     Gross margin for the second quarter 2010 was 18.0%, compared to 15.7% in the first quarter 2010 and negative 90.0% in the second quarter 2009.
     Income from operations for the second quarter 2010 was $78.6 million, compared to income from operations of $33.0 million for the first quarter 2010 and a loss from operations of $235.0 million for the second quarter 2009.
     Operating margin for the second quarter 2010 was 13.9%, compared to 9.5% in the first quarter 2010 and negative 102.9% in the second quarter 2009.
     Income tax expense for the second quarter 2010 was $7.7 million, compared to income tax expense of $3.2 million in the first quarter 2010 and an income tax benefit of $29.5 million in the second quarter 2009.
     Net income for the second quarter 2010 was $45.0 million, or $0.36 per diluted ADS, compared to net income of $7.2 million, or $0.06 per diluted ADS, for the first quarter 2010 and a net loss of $216.9 million, or $2.03 per diluted ADS, for the second quarter 2009. The number of shares for calculating diluted ADS was approximately 125.9 million for the second quarter 2010, 125.8 million for the first quarter 2010 and 108.1 million for the second quarter 2009.
     We ended the second quarter 2010 with $443.1 million in cash and cash equivalents and $126.8 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	6/30/2010	3/31/2010
Assets
Current assets
Cash and cash equivalents	443,066	347,355
Pledged bank deposits	126,787	96,272
Trade accounts receivable, net and bills receivable	179,676	204,519
Inventories	423,494	493,068
Prepayments to suppliers, net	39,857	34,994
Other current assets	200,197	217,354
Deferred income tax assets, net	38,248	45,602

Total current assets	1,451,325	1,439,164
Property, plant and equipment, net	2,736,276	2,677,888
Deposits for purchases of property, plant and equipment and land use rights	68,727	35,913
Intangible asset, net	1,633	998
Land use rights	174,700	174,691
Inventories to be processed beyond one year	15,841	5,595
Prepayments to suppliers expected to be utilized beyond one year, net	15,149	15,660
Pledged bank deposits — non-current	134,392	50,577
Investment in an associate and a joint venture	45,203	48,991
Deferred income tax assets	15,158	18,433
Other non-current assets	16,380	19,444

Total assets	4,674,784	4,487,354

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,150,524	1,059,047
Convertible senior notes, net of debt discount	394,789	—
Trade accounts payable and bills payable	376,773	339,383
Advance payments from customers, current portion	219,235	183,087
Accrued expenses and other payables	613,964	646,743
Income tax payable	6,714	11,383
Obligations under capital leases — current portion	34,482	33,844
Other financial liabilities	7,466	8,788

Total current liabilities	2,803,947	2,282,275
Convertible senior notes, net of debt discount	—	393,192
Long-term bank borrowings, excluding current installments	487,007	460,020
Obligations under capital leases, excluding current installments	33,469	42,045
Advance payments from customers — non-current	157,431	166,168
Other liabilities	230,337	239,298
Deferred income tax liability	9,703	9,028

Total liabilities	3,721,894	3,592,026

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	915,506	858,520
Non-controlling interests	37,384	36,808

Total equity	952,890	895,328

Total liabilities and shareholders’ equity	4,674,784	4,487,354

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	6/30/2010	3/31/2010
Net sales	565,291	347,550
Cost of goods sold	(463,449)	(293,021)

Gross profit	101,842	54,529
Selling expenses	(3,157)	(3,090)
General and administrative expenses	(17,995)	(17,513)
Research and development expenses	(2,069)	(967)

Total operating expenses	(23,221)	(21,570)

Profit from operations	78,621	32,959
Other income (expenses):
Interest income	654	926
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(23,103)	(23,495)
Foreign currency exchange loss, net	(5,806)	(2,937)
Government subsidies	2,582	2,462
Others	178	(225)

Profit before income tax	53,126	9,690
Income tax expense	(7,653)	(3,186)

Net income after taxes before non-controlling interest	45,473	6,504
(Profit) Loss attributable to non-controlling interest	(424)	680

Net income attributable to holders of ordinary shares	45,049	7,184

Net income per ADS, Diluted	$0.36	$0.06

Incorporation by Reference
     This report on Form 6-K (except our press release attached hereto as Exhibit 99.1) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
     Attached hereto as Exhibit 99.1 is the press release we issued on August 10, 2010 relating to our unaudited financial results for the second quarter 2010, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
Date: August 11, 2010	Title:	Chief Financial Officer

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Reports Financial Results for Second Quarter of Fiscal 2010
XINYU CITY, China and SUNNYVALE, Calif., August 10, 2010 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today reported its unaudited financial results for the second quarter ended June 30, 2010.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights:
•	Recorded quarterly revenue of $565.3 million, an increase of 62.7% sequentially and 147.6% year-over-year;
•	Shipped 510.5 MW of wafers, 73.9 MW of modules in the second quarter;
•	Gross margin for the second quarter of fiscal 2010 was 18.0%;
•	Net income was $45.0 million, or $0.36 per diluted ADS for the second quarter;
•	Increased wafer capacity to 2.3 GW in June 2010;
•	Produced a total of approximately 1,200 MT of polysilicon during the second quarter; and
•	Entered into two solar module supply contracts totaling 35.8 MW during the second quarter.
Net sales for the second quarter of fiscal 2010 were $565.3 million, compared to $347.6 million for the first quarter of fiscal 2010 and $228.3 million for the second quarter of fiscal 2009.
For the second quarter of fiscal 2010, gross profit was $101.8 million, compared to $54.5 million in the first quarter of fiscal 2010, and a gross loss of $205.5 million for the second quarter of fiscal 2009.
Gross margin for the second quarter of fiscal 2010 was 18.0%, compared to 15.7% in the first quarter of fiscal 2010 and negative 90.0% in the second quarter of fiscal 2009.
Income from operations for the second quarter of fiscal 2010 was $78.6 million, compared to income from operations of $33.0 million for the first quarter of fiscal 2010, and compared to a loss from operations of $235.0 million for the second quarter of fiscal 2009.
Operating margin for the second quarter of fiscal 2010 was 13.9% compared to 9.5% in the first quarter of fiscal 2010 and negative 102.9% in the second quarter of fiscal 2009.
Income tax expense for the second quarter of fiscal 2010 was $7.7 million, compared to income tax expense of $3.2 million in the first quarter of fiscal 2010 and an income tax benefit of $29.5 million in the second quarter of fiscal 2009.
Net income for the second quarter of fiscal 2010 was $45.0 million, or $0.36 per diluted ADS, compared to net income of $7.2 million, or $0.06 per diluted ADS for the first quarter of fiscal 2010 and a net loss of $216.9 million, or $2.03 per diluted ADS for the second quarter of fiscal 2009. The number of shares for calculating diluted ADS was approximately 125.9 million for the second quarter of fiscal 2010, 125.8 million for the first quarter of fiscal 2010 and 108.1 million for the second quarter of fiscal 2009.
LDK Solar ended the second quarter of fiscal 2010 with $443.1 million in cash and cash equivalents and $126.8 million in short-term pledged bank deposits.
“We were very pleased to exceed expectations for the second quarter which reflected the continued improvement in the operating environment for the solar industry and consistent execution by our team,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Our business momentum remained strong across key metrics. We achieved record quarterly revenue, robust growth in wafer shipments, stable ASPs and improved profitability.
“We continued to extend our leadership position in solar wafer production and ended the quarter with 2.3 GW of annualized wafer capacity. We were pleased to achieve this wafer capacity expansion with minimal capital expenditure. Our vertical integration plan also continued to track well during the second quarter. Just one quarter after acquiring our crystalline module manufacturing plant, we more than doubled our module shipments sequentially. Demand for our modules remained robust and we signed two new supply contracts in Europe during the second quarter.
“Improving operating efficiencies and cost structure remain a top priority for the Company. During the second quarter, profitability improved significantly as we continued to tightly manage expenses and pricing stabilized. We experienced an increasing contribution from our in-house polysilicon production. We produced nearly 1,200 MT of polysilicon in total between our 1,000 MT plant and the first 5,000 MT train of our 15,000 MT plant during the quarter. We remain optimistic about the improving PV industry trends,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the third quarter of fiscal 2010, LDK Solar estimates its revenue to be in the range of $570 million to $600 million with wafer shipments between 520 MW and 550 MW, and module shipments between 75 MW and 85 MW. For fiscal 2010, we expect our revenue to be in the range of $1.95 billion to $2.0 billion with wafer shipments between 1.95 GW and 2.0 GW and module shipments between 250 MW and 300 MW.
Conference Call Details
The LDK Solar Second Quarter 2010 teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on August 10, 2010. To listen to the live conference call, please dial 877-941-8418 (within U.S.) or 480-629-9809 (outside U.S.) at 5:00 p.m. ET on August 10, 2010. An audio replay of the call will be available through August 12, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4336990#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	6/30/2010	3/31/2010
Assets
Current assets
Cash and cash equivalents	443,066	347,355
Pledged bank deposits	126,787	96,272
Trade accounts receivable, net and bills receivable	179,676	204,519
Inventories	423,494	493,068
Prepayments to suppliers, net	39,857	34,994
Other current assets	200,197	217,354
Deferred income tax assets, net	38,248	45,602

Total current assets	1,451,325	1,439,164
Property, plant and equipment, net	2,736,276	2,677,888
Deposits for purchases of property, plant and equipment and land use rights	68,727	35,913
Intangible asset, net	1,633	998
Land use rights	174,700	174,691
Inventories to be processed beyond one year	15,841	5,595
Prepayments to suppliers expected to be utilized beyond one year, net	15,149	15,660
Pledged bank deposits — non-current	134,392	50,577
Investment in an associate and a joint venture	45,203	48,991
Deferred income tax assets	15,158	18,433
Other non-current assets	16,380	19,444

Total assets	4,674,784	4,487,354

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,150,524	1,059,047
Convertible senior notes, net of debt discount	394,789	—
Trade accounts payable and bills payable	376,773	339,383
Advance payments from customers, current portion	219,235	183,087
Accrued expenses and other payables	613,964	646,743
Income tax payable	6,714	11,383
Obligations under capital leases — current portion	34,482	33,844
Other financial liabilities	7,466	8,788

Total current liabilities	2,803,947	2,282,275
Convertible senior notes, net of debt discount	—	393,192
Long-term bank borrowings, excluding current installments	487,007	460,020
Obligations under capital leases, excluding current installments	33,469	42,045
Advance payments from customers — non-current	157,431	166,168
Other liabilities	230,337	239,298
Deferred income tax liability	9,703	9,028

Total liabilities	3,721,894	3,592,026

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	915,506	858,520
Non-controlling interests	37,384	36,808

Total equity	952,890	895,328

Total liabilities and shareholders’ equity	4,674,784	4,487,354

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	6/30/2010	3/31/2010
Net sales	565,291	347,550
Cost of goods sold	(463,449)	(293,021)

Gross profit	101,842	54,529
Selling expenses	(3,157)	(3,090)
General and administrative expenses	(17,995)	(17,513)
Research and development expenses	(2,069)	(967)

Total operating expenses	(23,221)	(21,570)

Profit from operations	78,621	32,959
Other income (expenses):
Interest income	654	926
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(23,103)	(23,495)
Foreign currency exchange loss, net	(5,806)	(2,937)
Government subsidies	2,582	2,462
Others	178	(225)

Profit before income tax	53,126	9,690
Income tax expense	(7,653)	(3,186)

Net income after taxes before non-controlling interest	45,473	6,504
(Profit) Loss attributable to non-controlling interest	(424)	680

Net income attributable to holders of ordinary shares	45,049	7,184

Net income per ADS, Diluted	$0.36	$0.06

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multicrystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801